02035201

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2002

National Bank of Greece S.A.

(Translation of registrant's name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ....√.......... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....√..........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.................]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

....
(Registrant)

Date : 9th May, 2002

Apostolos Tamvakakis
Deputy Governor

NATIONAL BANK OF GREECE

PRESS RELEASE

National Bank of Greece today held its Repeat General Meeting of Shareholders at Eolou 93 (Megaro Mela), Athens.

The matters discussed and approved by the Meeting, as proposed by the Bank's Governor Mr Theodoros Karatzas, were as follows:

1. Denomination of the nominal value of the Bank's share and share capital solely in euro (as per law 2842/2000).
2. Amendment to Articles 2 (duration), 3 (object of activities), 5 (share capital increase and bond issue), 6 (shares and allocation of shares to the staff as an option), 9, 10, 11, 12, 15 (powers and authorities, convocation and constitution of, and adoption of resolutions by, the General Meeting of Shareholders), 19 (election of Directors), 23 (powers and authorities of the Board of Directors), 25, 27 (convocation and meetings of the Board of Directors), 31, 32 (minority rights), 33, 35 (annual financial statements) and 38 (liquidation) of the Bank's Articles of Association. Repeal of Articles 41 and 42 (transitional provisions) of the Bank's Articles of Association. Addition of new Articles 41 and 42 (transitional provisions) to the Bank's Articles of Association.
3. Modification and codification of the Bank's Articles of Association. Reformulation of the preamble to the Articles of Association. Modification of Article 43, paragraph 1, as a result of codification, repeal of paragraph 2 of same Article.
4. Issue of ordinary or subordinated bond loan(s) up to the amount of € 1 billion.

Athens, 9 May 2002

NATIONAL BANK OF GREECE S.A.
86 Aeolou str., 102 32 Athens Greece
Telephone: 01 3341000 Facsimile: 01 3228187 Telex: 21 4931-38 NBG GR
Registered under No 6062/06/B/86/01
Tax Register No 094014201

NATIONAL BANK OF GREECE

SECRETARIAT – BANK'S SHARES

Please be advised that the Repeat General Meeting of our Bank's Shareholders held today, approved the following proposals:

1. Denomination of the nominal value of the Bank's share and share capital solely in euro (as per law 2842/2000). Amendment to Articles 4 and 39 of the Bank's Articles of Association to reflect the said denomination.
2. Amendment to Articles 2 (duration), 3 (object of activities), 5 (share capital increase and bond issue), 6 (shares and allocation of shares to the staff as an option), 9, 10, 11, 12, 15 (powers and authorities, convocation and constitution of, and adoption of resolutions by, the General Meeting of Shareholders), 19 (election of Directors), 23 (powers and authorities of the Board of Directors) 25, 27 (convocation and meetings of the Board of Directors), 31, 32 (minority rights), 33, 35 (annual financial statements) and 38 (liquidation) of the Bank's Articles of Association. Repeal of Articles 41 and 42 (transitional provisions) of the Bank's Articles of Association. Addition of new Articles 41 and 42 (transitional provisions) to the Bank's Articles of Association.
3. Modification and codification of the Bank's Articles of Association. Re-formulation of the Preamble thereof. Amendment to Article 43 par. 1 of the Bank's Articles of Association pursuant to the codification, and repeal of par. 2 of the said Article.
4. Approval of bond or subordinated bond loan(s) issue up to the amount of € 1 billion.

Athens, 9th May 2002

Yours faithfully,
NATIONAL BANK OF GREECE S.A.

D. Kanellopoulou N. Dimolitsas

NATIONAL BANK OF GREECE S.A.
86 Aeolou str., 102 32 Athens Greece
Telephone: 01 3341000 Facsimile: 01 3228187 Telex: 21 4931-38 NBG GR
Registered under No 6062/06/B/86/01
Tax Register No 094014201

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